Exhibit 99.1

1 June 2022

Midatech Pharma PLC

(“Midatech” or the “Company”)

Fast Track Designation Granted to MTX110 Development for the Treatment of Recurrent Glioblastoma

Midatech Pharma PLC (AIM: MTPH.L; Nasdaq: MTP), an R&D biotechnology company focused on improving the bio-delivery and biodistribution of medicines, is pleased to announce that upon submitting an application to the U.S. Food and Drug Administration (“FDA”), its development programme of MTX110 for the treatment of recurrent glioblastoma (“rGBM”) has been granted Fast Track designation by the agency.

Fast Track is a process designed to facilitate the development and expedite the review of treatments for serious conditions and that potentially address unmet medical needs. Drugs that are granted this designation are given the opportunity for more frequent interactions with the FDA, as well as potential pathways for expedited approval.

Commenting, Dmitry Zamoryakhin, CSO of Midatech, said: “GBM is a devastating cancer marked by short survival rate and universal recurrence. Receiving Fast Track designation for MTX110 is an important milestone for the development of the drug as it demonstrates the need for novel and effective treatment options for this currently universally fatal disease. MTX110, our water-soluble formulation of Panobinostat, will soon start recruitment into a company-sponsored Phase I study in patients with recurrent GBM”.

This announcement contains inside information for the purposes of Article 7 of the Market Abuse Regulation (EU) 596/2014, as it forms part of UK domestic law by virtue of the European Union (Withdrawal) Act 2018 (as amended).

About MTX110

MTX110 is a water-soluble form of panobinostat free base, achieved through complexation with hydroxypropyl-β-cyclodextrin (HPBCD), that enables convection-enhanced delivery (CED) at potentially chemotherapeutic doses directly to the site of the tumour. Panobinostat is a hydroxamic acid and acts as a non-selective histone deacetylase inhibitor (pan-HDAC inhibitor).  The currently available oral formulation of panobinostat lactate (Farydak®) is not suitable for treatment of brain cancers owing to poor blood-brain barrier penetration and inadequate brain drug concentrations.   Based on favourable translational science data, MTX110 is being evaluated clinically as a treatment for DIPG (NCT03566199, NCT04264143) and recurrent medulloblastoma (NCT04315064), and preclinically for treatment of glioblastoma (SNO 2020 Abstract TMOD-27). MTX110 is delivered directly into and around the patient's tumour via a catheter system (e.g. CED or fourth ventricle infusions) to bypass the blood-brain barrier. This technique exposes the tumour to very high drug concentrations while simultaneously minimising systemic drug levels and the potential for toxicity and other side effects. Panobinostat has demonstrated high potency against DIPG tumour cells in in vitro and in vivo models, and in a key study it was the most promising of 83 anticancer agents tested in 14 patient-derived DIPG cell lines (Grasso et al, 2015. Nature Medicine 21(6), 555-559).

For more information, please contact:

Midatech Pharma PLC
Dmitry Zamoryakhin, CSO
Tel: +44 (0)29 20480 180
www.midatechpharma.com

Strand Hanson Limited (Nominated and Financial Adviser)
James Dance / Matthew Chandler / Rob Patrick
Tel: +44 (0)20 7409 3494

Turner Pope Investments (TPI) Limited (Joint Broker)
Andrew Thacker (Corporate Broking) Tel: +44 (0)20 3657 0050

IFC Advisory Limited (Financial PR and UK Investor Relations)
Tim Metcalfe / Graham Herring
Tel: +44 (0)20 3934 6630
Email: midatech@investor-focus.co.uk

Edison Group (US Investor Relations)
Alyssa Factor
Tel: +1 (860) 573 9637
Email: afactor@edisongroup.com

About Midatech Pharma PLC

Midatech Pharma PLC (dual listed on LSE AIM: MTPH; and NASDAQ: MTP) is a drug delivery technology company focused on improving the bio-delivery and bio-distribution of medicines. The Company combines approved and development medications with its proprietary and innovative drug delivery technologies to provide compelling products that have the potential to powerfully impact the lives of patients.

The Company has developed three in-house technology platforms, each with its own unique mechanism to improve delivery of medications to sites of disease. All of the Company’s technologies have successfully entered human use in the clinic, providing important validation of the potential for each platform:

•	Q-Sphera™ platform: a disruptive micro-technology used for sustained release to prolong and control the release of therapeutics over an extended period of time (from weeks to months).

•	MidaSolve™ platform: an innovative nanotechnology used to dissolve insoluble drugs so that they can be administered in liquid form directly and locally into tumours.

•	MidaCore™ platform: a leading-edge nanotechnology used for targeting medications to sites of disease.

The platform nature of the technologies offers the potential to develop multiple drug assets rather than being reliant on a limited number of programmes. Midatech’s technologies are supported by 36 patent families including 120 granted patents and an additional 70 patent applications. Midatech's headquarters and R&D facility is in Cardiff, UK. For more information please visit www.midatechpharma.com

Forward-Looking Statements

Certain statements in this press release may constitute "forward-looking statements" within the meaning of legislation in the United Kingdom and/or United States Private Securities Litigation Reform Act. All statements contained in this press release that do not relate to matters of historical fact should be considered forward-looking statements.

Reference should be made to those documents that Midatech shall file from time to time or announcements that may be made by Midatech in accordance with the London Stock Exchange AIM Rules for Companies ("AIM Rules"), the Disclosure and Transparency Rules ("DTRs") and the rules and regulations promulgated by the US Securities and Exchange Commission, which contains and identifies other important factors that could cause actual results to differ materially from those contained in any projections or forward-looking statements. These forward-looking statements speak only as of the date of this announcement. All subsequent written and oral forward-looking statements by or concerning Midatech are expressly qualified in their entirety by the cautionary statements above. Except as may be required under the AIM Rules or the DTRs or by relevant law in the United Kingdom or the United States, Midatech does not undertake any obligation to publicly update or revise any forward-looking statements because of new information, future events or otherwise arising.